Uncommon Investment Funds Trust

Second Floor, Mail V6

75 Virginia Road

North White Plains, NY 10603

VIA EDGAR

October 9, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Uncommon Funds Trust (“Trust”)

(Securities Act File No. 333-233495

Investment Company Act File No. 811-23464)

Request to Withdraw Registration Statement on Form N-1A

Ladies and Gentlemen:

We hereby request withdrawal of the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed on August 28, 2019 and has never been declared effective (“August N-1A”). The August N-1A included three series of investment companies organized as “traditional” mutual funds. The Trust never commenced a public offering of its shares or distributed a preliminary prospectus contained in the August N-1A, and never had any shareholders.

The Trust intends to file a new registration statement on Form N-1A that will include five series of investment companies organized as exchange traded funds. Please note the name was changed and is Uncommon Investment Funds Trust.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call the undersigned at (212) 397-2524.

Sincerely,

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski

Secretary

Uncommon Investment Funds Trust